October 20, 2006

VIA EDGAR CORRESPONDENCE

Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C., 20549

Re:	National Penn Bancshares, Inc.
Form 10-K For Fiscal Year Ended December 31, 2005
Filed March 14, 2006
File No. 000-22537-01

Dear Mr. Cline:

In accordance with our telephone conversation with Margaret Fitzgerald on October 20, 2006, we submit the following responses to the comments in your October 10, 2006 letter for your review and consideration. Specifically, as keyed to the comments in your October 10th letter:

Comment: Statement of Income, page 55

1. Please refer to prior comment 1. Please restate your financial statements to present the per share amounts for income from continuing operations and net income on the face of the income statement. Refer to paragraph 36 of SFAS 128.

Response:

We acknowledge that our consolidated financial statements should have presented on the face of the income statement both basic and diluted per share amounts for income from continuing operations. However, as this would only affect the information presented for calendar year 2003, and given that we have already disclosed our financial results for the first nine months of 2006, we do not believe that this change would enhance the quality of information available or otherwise be useful to investors in a meaningful way. Also, please note that Footnote 2 to the consolidated financial statements does include information on our 2003 discontinued operations, including the required per share net income information. Therefore, we respectfully request that we not be required to amend our 2005 Annual Report on Form 10-K in this manner. We will be cognizant of this presentation requirement should any similar situation arise for us in the future.

Page Two
October 20, 2006

Comment: Statement of Cash Flows, page 57

2. Please refer to prior comment 2. The guidance you referenced in your response requires the disclosure to be made in the “next periodic report filed subsequent to February 15, 2006.” Given that you filed your Form 10-K on March 14, 2006, this disclosure should have been included in the Form 10-K for the fiscal year ended December 31, 2005. Please revise accordingly.

Response:

We acknowledge that our Consolidated Statements of Cash Flows should have reflected the SEC guidance set forth in the Center for Public Company Audit Firms Alert #90. This arose due to our misinterpretation of the term “periodic report” to refer to quarterly reports only. However, this change would only affect the information presented for calendar year 2003. As stated above in our response to Comment #1, given that we have already disclosed our financial results for the first nine months of 2006, we do not believe that this change would enhance the quality of information available or otherwise be useful to investors in a meaningful way. Therefore, we respectfully request that we not be required to amend our 2005 Annual Report on Form 10-K in this manner. We will be cognizant of this presentation requirement should any similar situation arise for us in the future.

National Penn Bancshares, Inc. acknowledges that:

•	National Penn is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	National Penn may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our Board of Directors meets next Wednesday, October 25, 2006. If at all possible, we would greatly appreciate receiving your response to this letter prior to that meeting. If you have any questions or require anything further, please contact me at 610-369-6341 or Michelle Debkowski at 610-360-6461.

Respectfully,

/s/ Gary L. Rhoads
Gary L. Rhoads
Group Executive Vice President and
Chief Financial Officer
GLR:mhd

cc: Margaret Fitzgerald